Exhibit 3(b)(4)

                    Amendment to the Bylaws of
                   Florida Rock Industries, Inc.
                    adopted December 5, 2001


RESOLVED, that the first sentence of Article II, Section 1 of the Company's Bylaws is hereby deleted in its entirety and replaced with the following sentence:

"The annual meeting of the stockholders shall be held on the first Wednesday in the month of February in each year, at the hour of 10:00 o'clock A.M., unless a different date or time is determined by the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting."

The remainder of Article II, Section 1 shall remain unchanged.